SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

AXIA Energia S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Market Announcement – Related-Party Transaction Rio de Janeiro, June 26, 2026, AXIA Energia S.A. ("Company" and "AXIA Energia"), hereby announces the following related-party transaction: Name of the Parties AXIA Energia, AXIA Energia Nordeste S.A., AXIA Energia Norte S.A., AXIA Energia Sul S.A. and Eletronet S.A. Relationships with the Company AXIA Energia is the sole shareholder of Eletronet. Date of Operation Agreement executed on June 18, 2026. Contract Object The purpose of the agreement is the assignment, for consideration, by the assignors AXIA Energia, AXIA Energia Nordeste, AXIA Energia Norte and AXIA Energia Sul to Eletronet, of the right to use Optical Ground Wire (OPGW) cables and the respective electric power transmission infrastructure associated with them, for the purpose of exploiting such assets in the provision of telecommunications services. Main Terms and Conditions The contractual arrangement falls within a type of infrastructure sharing, defined as the joint use of infrastructure by entities operating in the electric power, telecommunications or oil sectors. It should be noted that the terms of this agreement comply with ANEEL Normative Resolution No. 1,044/2022. The agreement has a total value of BRL 125,099,251.20 and a term of 20 years. Detailed justification of the reasons why the Company’s management considers that the transaction was carried out under arm’s-length conditions or provides for appropriate compensatory payment The payment terms established in the agreement are consistent with market practices, as demonstrated by the arm’s-length study prepared by an independent consulting firm. Any participation of the counterparty, its partners or officers in the decision-making process of the issuer’s controlled company regarding the transaction or the negotiation of the transaction, acting as representatives of the Company, describing such participation Eletronet’s request for fiber sharing was made in accordance with the provisions of Joint Resolution No. 1, dated November 24, 1999 (ANEEL, ANATEL and ANP), and ANEEL Normative Resolution No. 1,044/2022. AXIA Energia’s decision was also based on the aforementioned regulations. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.